Exhibit 4.21

[Mad Catz Interactive, Inc. Letterhead]

April 1, 2004

Mr. Darren Richardson

Chief Executive Officer

Mad Catz Interactive Inc.

C/o Mad Catz, Inc.

7480 Mission Valley Road

San Diego, CA

USA 92108-4406

Dear Darren:

On behalf of the Board of Directors of Mad Catz Interactive, Inc. (the “Company”), I am please to congratulate you on your appointment as the Company’s new Chief Executive Officer. We wish you great success in your new role.

On behalf of the Company, I am pleased to offer you the following compensation arrangement. As we have discussed, the Company is at a critical juncture in its history and faces many difficult yet exciting challenges. The Compensation Committee has designed a compensation arrangement for you based on three balanced components: salary, an annual cash incentive and an equity incentive; designed to provide you with a meaningful increase in your salary and to provide performance based incentives that, if achieved, will allow you to earn substantial additional compensation in recognition of the contribution you will have made to the Company achieving its targets for fiscal 2005. Your new compensation arrangement is effective as of April 1, 2004.

1. Salary

Your salary is increased from $225,000 U.S. to $300,000 U.S. We believe the increase is substantial and results from a salary that is reflective of your peer group and the Company’s current financial condition.

2. Bonus

You will have the ability to earn a bonus of $300,000 U. S. based on the Company’s performance in fiscal 2005. The bonus will be payable provided that the Company’s consolidated sales for fiscal year ending March 31, 2005 are at least $106 million U.S. and the Company’s after-tax earnings per share for the same period are at least $0.06 U.S. This bonus equates to almost 10% of the Company’s projected Profits for fiscal 2005. It is anticipated that the business plan for fiscal 2005 will be finalized in May. The Board will, in its discretion, consider a bonus arrangement based on the achievement of certain to be determined targets set out in the finalized business plan.

CERTAIN MATERIAL (INDICATED BY AN ASTERISK) HAS BEEN OMITTED FROM THIS DOCUMENT PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. THE OMITTED MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

3. Stock Options

Subject to regulatory approval, you will be granted stock options to acquire up to 500,000 common shares of the Company at an exercise price equal to the closing price of the Company’s shares on the Toronto Stock Exchange on March 31, 2004. All options will be exercisable immediately and will have a 5 year term.

4. Benefits

Your current benefit package will be continued.

The Agreement will provide that if you are terminated without cause you would be entitled to a payment equal to one year’s salary which we believe, based on advice, is current market. In addition, your options will remain exercisable for 90 days should your employment be terminated without cause.

5. Change of Control

If the Company is sold or merged or there is a “Change of Control” as defined in your employment agreement, as you have requested, the following U.S. dollar payments will be paid to the individuals set out below:

[***]

These payments are in addition to any rights these individuals have under their employment arrangements with the Company.

Darren, the Board believes that this is an attractive compensation package and we look forward to your acceptance of this letter so that we can have the amendment to your employment agreement promptly prepared for your review and execution.

Please signify your acceptance by signing where indicated below and return a copy to me.

Yours very truly,

MAD CATZ INTERACTIVE, INC.

By:	/S/ CARY MCWHINNIE
Chairman, Compensation Committee

ACCEPTED

/S/ DARREN RICHARDSON		April 13, 2004
Darren Richardson		Date

[*] CERTAIN MATERIAL (INDICATED BY AN ASTERISK) HAS BEEN OMITTED FROM THIS DOCUMENT PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. THE OMITTED MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.